SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

P.E.
6-3-02

For the month of June 2002

Kookmin Bank

(Translation of registrant's name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

Rumor on Disposition of Jooeun Leasing

On June 20, 2002, the Korea Stock Exchange requested Kookmin Bank to confirm the rumor on Kookmin Bank's disposition of Jooeun Leasing Co., Ltd (the "Company"), which has been rampant in the investment society.

On June 21, 2002, Kookmin Bank officially announced that the bank decided to dispose its certain stake on the Company. Kookmin Bank also disclosed that the bank is having discussions and negotiations with several potential purchasers even though there has not been made any final decision in connection with the purchaser.

We will disclose more detailed information when it is available.

The Company, which is the bank's 85.43% owned subsidiary, is mainly engaged in the leasing of industrial equipment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: June 21, 2002

By:
(Signature)

Name: Jong-Kyoo Yoon
Title: Executive Vice President & Chief Financial Officer